BIOTIME, INC.

Dear Shareholder:

The past year has been both a tragic and eventful one for BioTime. In June 2003, we suffered a great loss – the unexpected and tragic passing of one of our founders, Chairman and Chief Executive Officer, Dr. Paul Segall. Dr. Segall, though part of a team at BioTime, was in many ways the heart and soul of our Company. A vibrant, energetic, larger than life personality, Dr. Segall's foresight, enthusiasm, and boundless energy infused every aspect of BioTime's operations. He will be sorely missed.

BioTime's resolve has not, however, been diminished by the loss of Dr. Segall. If anything, this blow has been counterbalanced by a corresponding strengthening of our will and commitment to bringing to life Dr. Segall's vision for the Company. First, the Board of Directors had been strengthened by the addition of Dr. Michael D. West in the third quarter of 2002. Dr. West, the president and chief executive officer of Advanced Cell Technology, Inc., is a seasoned and extremely knowledgeable player in the world of biotechnology. His ideas and connections are already making their value known, and his presence has been a welcome boost to Company morale and confidence. Second, in the wake of the passing of Dr. Segall, BioTime formed the Office of the President, a three-person executive "office" comprised of the three remaining founders: Dr. Hal Sternberg, Dr. Harold Waitz, and Judith Segall. The Office of the President is charged with assuming those executive duties previously attended to by Paul Segall. The Office of the President has provided a smooth management transition without entailing additional operating costs, and has provided a workable arrangement rich in versatility.

Domestic sales of the Company's lead product, Hextend®, have continued to evidence steady growth and we have made progress in our efforts to expand Hextend internationally. Hextend also continues to be used and studied by the Special Operations Command in military operations overseas with encouraging reports of its effectiveness.

Adding to the Company's enthusiasm is a recent labeling change approved by the United States Food and Drug Administration that we believe will lead to a greater differentiation between Hextend and one of Hextend's primary competing products, 6% hetastarch in saline solution. During the third quarter of 2003, a warning was added to the labeling of 6% hetastarch in saline stating that the product is not recommended for use as a cardiac bypass prime solution, or while the patient is on cardiopulmonary bypass, or in the immediate period after the pump has been disconnected. BioTime was not required to add this warning to the labeling of Hextend. We are hopeful that the new labeling differences between these competing products will be reflected in a gain in market share by Hextend in the coming year.

Another development that we believe will have a positive impact on our business was the news that Abbott Laboratories will spin-off a substantial portion of its hospital products business into a new independent company during the first half of 2004. Abbott is BioTime's partner in the domestic manufacture and marketing of Hextend. Abbott's Hospital Products Division presently markets Hextend and we believe that it is likely that Abbott's license to manufacture and market Hextend will be assigned to the new company. According to information disclosed by Abbott, the new hospital products company is expected to have global sales of approximately $2.5 billion and will employ approximately 14,000 people worldwide. Abbott believes that the new company will be the only company of its size focused on sales to hospitals. We believe it will be beneficial to our business if Hextend does become a part of the new hospital products company. Sales of Hextend would account for a larger share of the new company's revenues and will fit better into the new company's corporate and marketing focus. The new hospital products company will also have the independence to license products for distribution overseas.

In the meantime, we are continuing to expand internationally. During July 2002, we received the government approval necessary to begin the manufacture and sale of Hextend in Canada. We are looking forward to the addition of Canadian sales to our overall financial picture. Then in March 2003, we granted CJ Corp. an exclusive license to manufacture and sell Hextend and PentaLyte® in South Korea. Under the agreement, BioTime received a $500,000 license fee and will receive an additional $300,000 license fee payment when CJ Corp. files for regulatory approval to market Hextend. We will also earn royalties on sales of our licensed products. CJ Corp., established in 1953, is now a world leader in the production of pharmaceuticals, food, and animal feed additives, conducting business in over 60 different countries through its thirty-two offices around the world. We are looking forward to a long and successful relationship with CJ Corp.'s pharmaceutical division which presently provides products in diverse therapeutic categories including antibiotics, vaccines, metabolism, cardiovascular, oncology, immunologicals and IV solutions.

BioTime has also established relationships with two other Asia-based multinationals, Summit Pharmaceutical International Corporation (a Sumitomo Corporation member) and Ajinomoto Co., Inc., both of Japan. Summit has been engaged by BioTime to assist in negotiating with overseas pharmaceutical companies that have expressed an interest in purchasing or licensing BioTime products. Ajinomoto is the supplier of bulk hydroxyethyl starch used in Hextend and has provided BioTime with support for regulatory applications for Hextend in the United States and abroad. Ajinomoto is also working with BioTime to identify prospective licensees outside of Japan.

At present, the Company continues to seek additional financing for continued operation and growth. BioTime has recently filed a registration statement with the United States Securities and Exchange Commission for a rights offer that may permit BioTime to retire its outstanding debenture obligations and to finance a Phase II clinical trial of PentaLyte. Management is extremely optimistic about the potential of PentaLyte in the medical market place.

Though the past year has not been without its difficult moments, BioTime feels prepared, and is very eager, to step toward the future. Developments regarding domestic and foreign sales have been encouraging, and internal strengthening leads us to believe that greater success is within our collective grasp. We thank you all for your continued support, and look forward to your further participation in helping BioTime make Paul Segall's dreams for a healthier, happier world into a reality.

Sincerely,

The Office of the President, BioTime, Inc.:

Hal Sternberg, Ph.D.
Vice President of Research

Harold D. Waitz, Ph.D.
Vice President of Engineering & Regulatory Affairs

Judith Segall
Vice President of Operations

November 2, 2003